Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 19, 2017

Re:	Sagoon, Inc.

Offering Statement on Form 1-A

Filed January 3, 2017

File No. 024-10635

Dear Ms. Jacobs:

We acknowledge receipt of comments in your letter of January 19, 2017, which we have set out below, together with our responses.

General

1. We have reviewed your response to our telephone inquiry on December 22, 2016 regarding the inclusion of an “exchange offer” for shares issued in Regulation D offerings subsequent to June 30, 2016. It does not appear appropriate to include this type of exchange offer in a Regulation A offering. Please remove references to the exchange offer accordingly. In the alternative, you may revise your offering statement to offer for resale shares issued in the Regulation D offerings.

We have removed all references to the exchange offering.

Cover page

2. Please refer to prior comment 4 and disclose the amount of voting power the Chief Executive Officer holds as a result of holding 100% of the Class A shares.

We have expanded the disclosure as requested.

Security Ownership of Management and Certain Securityholders, page 41

3. Please include a separate column disclosing the voting power of each of the securityholders listed on page 41. Given that the Class A, Class B and Class C common stock provide different voting rights, this information appears material to an understanding of the capital structure of the company.

We have added the separate column as requested.

Interest of Management and Others in Certain Transactions, page 42

4. Please disclose the number of shares and price per share for which Sagoon Investments LLC may redeem the amounts owed to it under the loan agreement. Also, please file the loan agreement as an exhibit to your offering circular. Refer to Item 17(6)(b)(i) of Part III of Form 1-A.

We have expanded the disclosure as requested and have filed the loan agreement as Exhibit 6.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

KHLK LLP

Cc: Govinda Giri

Sagoon